

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 26, 2017

Todd Oseth
Chief Executive Officer
FalconStor Software, Inc.
2 Huntington Quadrangle, Ste. 2S01
Melville, NY 11747

> **Re:** **FalconStor Software, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 17, 2017**
> **File No. 000-23970**

Dear Mr. Oseth:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proposal No. 4, page 15

1.   This proposal relates to the modification of the conversion price of your Series A Convertible Preferred Stock. Please revise your filing to provide information responsive to Items 12(a), (d) and (f) of Schedule 14A or tell us why such information is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Attorney-Adviser, at (202) 551-3574 or Ji Shin, Attorney-Adviser, at (202) 551-3579 with any questions. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Kenneth A. Schlesinger, Esq.
Olshan Frome Wolosky LLP